UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 333-128780

NCL CORPORATION LTD.
(Translation of registrant’s name into English)

7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

NCL Corporation Ltd. Susan Robison, (305) 436-4762 AnneMarie Mathews, (305) 436-4799 Daniel Mathewes, (305) 436-4607 PublicRelations@ncl.com

NCL CORPORATION REPORTS
FOURTH QUARTER AND FULL YEAR RESULTS FOR 2006

MIAMI - February 26, 2007 - NCL Corporation Ltd. (“NCL” or the “Company”) reported today a net loss of $130.9 million on total revenues of $2.0 billion for its year ended December 31, 2006, as compared to net income of $16.2 million on total revenues of $1.6 billion for the year ended December 31, 2005. Negatively impacting 2006 results were significant increases in payroll and related costs, fuel expenses, interest costs, non-cash foreign exchange translation losses, and an impairment loss. Results for the year ended December 31, 2006 include non-cash foreign exchange translation losses of $38.9 million compared to non-cash foreign exchange translation gains of $28.7 million for the year ended December 31, 2005, or an adverse year-over-year impact of $67.6 million. During the fourth quarter of 2006, the Company recorded an $8.0 million impairment charge on the Orient Lines tradename. Gross and Net Yields for 2006 increased 3.8% and 0.7% from the prior year, respectively.

For the fourth quarter of 2006, the Company reported a net loss of $116.0 million on total revenues of $449.5 million, compared to a net loss of $32.8 million on total revenues of $402.8 million for the same period in 2005. The increase in revenues was primarily attributable to a 17.6% increase in Capacity Days, partially offset by a 7.2% decrease in Net Yields. Driving the decrease in Net Yields was downward pricing pressure in Hawaii, lower onboard revenues across our fleet, mainly due to the default of our art concessionaire, and lower occupancy levels. Gross Yields decreased 5.1% from the fourth quarter of 2005. Occupancy for the fourth quarter of 2006 was 100.1% compared to 104.6% in the same quarter of 2005.

Net Cruise Costs per Capacity Day for the fourth quarter of 2006 increased 3.2% compared to the fourth quarter of 2005. The increase in these costs was primarily due to higher marketing, general and administrative expenses and an increase in our payroll and related costs, partially offset by lower dry-docking costs and fuel costs. The increase in marketing, general and administrative expenses of 14.6% per Capacity Day is primarily attributable to the fourth quarter 2006 launch of a comprehensive national branding campaign, which includes new television commercials and print ads. The increase in payroll and related expenses was principally attributable to the high crew costs associated with U.S. crew in our inter-island Hawaii cruises which represented 26.6% of our fleet capacity during the fourth quarter of 2006 compared to 19.6% in the fourth quarter of 2005.

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The impact of higher interest expenses and the weakening of the U.S. dollar continued to impact the Company’s results during the fourth quarter of 2006. As a result of an increase in our average outstanding borrowings and higher interest rates, interest expense increased 41.1% or $11.4 million. With the Euro/U.S. Dollar exchange rate increasing to 1.3199 as of December 31, 2006, the Company reported non-cash foreign exchange translation losses of $14.0 million for the fourth quarter. These non-cash foreign exchange translation losses compare to non-cash foreign exchange translation gains of $8.0 million for the same period of 2005, or an adverse year-over-year swing of over $22.0 million.

“The fourth quarter results continue to reflect the challenges we are experiencing from our expansion in inter-island Hawaii cruises on our NCL America brand U.S.-flagged, U.S.-crewed ships,” said Colin Veitch, president and chief executive officer of NCL Corporation Ltd. “Severe downward pricing pressure, from consecutive quarters of 60% NCL America capacity growth and substantial increases in other mainstream cruise lines’ lower cost foreign-flag capacity, have had a significant effect on the results of our higher-cost U.S.-flag operation for the quarter and the year. Looking ahead, we face the challenge of an unprecedented 1.6 million capacity days of low-cost foreign-flag competition in the Hawaii trade during 2007, and published signs of further increases in 2008. We, therefore, are closely examining all options in our efforts to bring NCL America to profitability, and to reduce the negative impact of NCL America on the overall group result. The challenges in Hawaii, coupled with the default of a concessionaire in Q4, and the further weakening of the U.S. dollar, produced very disappointing results for both the quarter and the year. We remain committed, however, to what we believe is a good overall strategy of continuing to order new ships for our Norwegian Cruise Line brand, and introducing purpose-built Freestyle Cruising ships into all of our international trades. We are encouraged by the strong performance of our new Norwegian Cruise Line ships during 2006, the very successful introduction of Norwegian Pearl at the end of the quarter, and the strongly positive response to the launch of our major new brand marketing campaign at the start of Q4.”

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Outlook
Since the start of what has been characterized as the industry’s “wave period”, we have seen a strong response to our new marketing campaign and an improvement in the pace of bookings following weak bookings during Q4. On a capacity adjusted basis, we are significantly ahead of last year in terms of volumes booked for 2007 during the wave period. Demand for the summer programs continues to be solid, particularly for our European deployment, and demand in the Caribbean has shown modest improvement from the weak fourth quarter of 2006. As a result, we have been selectively increasing prices on many sailings and itineraries since the start of the wave period. Because of a large year-over-year increase in our own capacity in inter-island Hawaii cruises, and substantially increased competitive capacity on other Hawaii itineraries, we continue to experience strong downward pricing pressure in this trade. It is clear that the addition of capacity - both ours and our foreign-flag competitors - has outstripped demand in the short term, and we are not achieving the pricing needed to support our higher U.S.-flag operating costs. Based upon these circumstances in Hawaii, and a weaker Caribbean than last year, more notably on our older ships, we currently expect Net Yields to be negative for the first half of 2007 compared to the first half of 2006.

The Company has scheduled a conference call today at 10 a.m. eastern standard time to discuss its results. This call can be listened to live or on a delayed basis on the Company’s web site at www.ncl.com/investors.

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Terminology and Non-GAAP Financial Measures

Capacity Days
Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Cruise Costs
Gross Cruise Costs represent the sum of total cruise operating expenses and marketing, general and administrative expenses.

Gross Yields
Gross Yields represent total revenues per Capacity Day.

Net Yields
Net Yields represent total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. The Company utilizes Net Yields to manage its business on a day-to-day basis and believes that it is the most relevant measure of its pricing performance and is commonly used in the cruise industry to measure pricing performance. The Company has not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure.  Accordingly, the Company does not believe that reconciling information for such projected figures would be meaningful.

Net Cruise Costs
Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses. In measuring the Company’s ability to control costs in a manner that positively impacts net income (loss), the Company believes changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of its performance and are commonly used in the cruise industry as measurements of costs.

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Net Income (Loss) Excluding Non-Cash Foreign Exchange Translation
Net Income (Loss) Excluding Non-Cash Foreign Exchange Translation represents net income (loss) before the effect of non-cash foreign exchange translation gains and losses. The Company believes that this financial measure is useful because it excludes non-cash foreign exchange translation gains and losses related to the translation of balance sheet amounts which the Company believes are not relevant to understanding the trends of the Company’s operational performance or its prospects for future operational performance. Management uses this measure to establish operational goals and believes that it may assist in analyzing the underlying trends of the Company’s operational performance over time.

Passenger Cruise Days
Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days in their respective cruises.

Occupancy Percentage
Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

NCL Corporation Ltd. is an innovative cruise company headquartered in Miami, Florida, with a fleet of 15 ships in service and under construction. The corporation oversees the operations of Norwegian Cruise Line, NCL America, and Orient Lines.  The company recently took delivery of its newest ship, Norwegian Pearl, and is currently building Norwegian Gem for delivery in October of 2007.

In addition, NCL plans to build up to three new third generation Freestyle Cruising ships for delivery between 2009 and 2011.  NCL is on target to have the youngest fleet in the industry by 2010, providing guests the opportunity to enjoy the flexibility of Freestyle Cruising on the newest, most contemporary ships at sea.

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For high resolution, downloadable images, please log onto NCL's website at www.ncl.com/pressroom.  For further information on NCL Corporation, contact a travel agent or NCL in the U.S. and Canada at (800) 327-7030.

This earnings release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” and “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Forward-looking statements involve risks and uncertainties that could cause actual results, performance or achievements to differ significantly from NCL’s historical results or those implied in forward-looking statements. These risks include, but are not limited to, changes in cruise capacity, as well as capacity changes in the overall vacation industry; introduction of competing itineraries and other products by other companies; changes in general economic, business and geo-political conditions; reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling; lack of acceptance of new itineraries, products or services by the Company’s targeted customers; the Company’s ability to implement brand strategies and its shipbuilding programs, and to continue to expand its business worldwide; costs of new initiatives, including those involving our inter-island Hawaii cruise operations; changes in interest rates, fuel costs or foreign currency rates; delivery schedules of new ships; risks associated with operating internationally; the impact of spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; the Company’s ability to attract and retain qualified shipboard crew and maintain good relations with employee unions; changes in other operating costs such as crew, insurance and security costs; continued availability of attractive port destinations; the impact of pending or threatened litigation; the ability to obtain financing on terms that are favorable or consistent with the Company’s expectations; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which the Company operates; emergency ship repairs; the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; weather and natural disasters; and other risks discussed in NCL’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. NCL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this earnings release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

Financial Tables Follow
(##)

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NCL CORPORATION LTD. CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited, in thousands of dollars)

	Three months ended		Years ended
	December 31,		December 31,
	2005 (1)	2006	2005 (1)	2006

Revenues
Passenger ticket revenues	$292,150	$324,052	$1,194,461	$1,438,996
Onboard and other revenues	110,691	125,445	435,262	537,313
Total revenues	402,841	449,497	1,629,723	1,976,309
Cruise operating expenses
Commissions, transportation and other	87,553	98,336	328,899	425,648
Onboard and other	33,576	43,541	141,957	186,240
Payroll and related	90,771	112,694	323,621	412,943
Fuel	37,859	42,467	119,412	164,530
Food	25,085	29,346	94,105	102,324
Ship charter costs	6,610	6,611	28,603	26,226
Other operating (2)	55,441	63,397	211,929	249,471
Total cruise operating expenses	336,895	396,392	1,248,526	1,567,382

Marketing, general and administrative expenses	55,980	75,490	225,240	249,250
Depreciation and amortization expenses (2)	24,909	32,684	85,615	119,097
Impairment loss	-	8,000	-	8,000
Total operating expenses	417,784	512,566	1,559,381	1,943,729
Operating (loss) income	(14,943)	(63,069)	70,342	32,580
Non-operating (income) expenses
Interest income	(1,031)	(633)	(4,803)	(3,392)
Interest expense, net of capitalized interest	27,766	39,178	87,006	136,478
Other (income) expenses, net	(8,884)	14,386	(28,096)	30,393
Total non-operating expenses	17,851	52,931	54,107	163,479
Net (loss) income	$(32,794)	$(116,000)	$16,235	$(130,899)

(1) Certain prior period balances have been reclassified to conform to the current year's presentation.

(2) 2005 and three months ended March 31, 2006 amounts were retrospectively adjusted for the change in the Company's method of accounting for dry-docking costs from the deferral method to the direct expense method. This change in the method of accounting for dry-docking costs resulted in a $9.6 million and a $21.5 million increase in other operating expenses for the three months and year ended December 31, 2005, respectively, and a $6.6 million increase for the three months ended March 31, 2006. In addition, the change in the method of accounting for dry-docking costs resulted in a $5.6 million and a $18.6 million decrease in depreciation and amortization expenses for the three months and year ended December 31, 2005, respectively, and a $5.9 million decrease for the three months ended March 31, 2006.

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NCL CORPORATION LTD. CONSOLIDATED BALANCE SHEETS (unaudited, in thousands of dollars, except share data)

	December 31,
	2005	2006

Assets
Current assets:
Cash and cash equivalents	$60,416	$63,530
Restricted cash	48,034	1,226
Accounts receivable, net	11,691	10,244
Note from Parent	12,325	-
Amount due from Parent	-	5,033
Consumable inventories	29,460	33,392
Prepaid expenses and other	27,203	24,211
Total current assets	189,129	137,636
Property and equipment, net	3,113,229	3,816,292
Restricted cash	-	1,650
Goodwill	400,254	400,254
Tradenames	218,538	202,538
Other assets	63,077	71,254
Total assets	$3,984,227	$4,629,624
Liabilities and Shareholder's Equity
Current liabilities:
Current portion of long-term debt	$140,694	$154,638
Accounts payable	73,003	116,947
Accrued expenses and other liabilities	144,427	181,821
Amount due to Parent	3,141	-
Advance ticket sales	276,644	314,050
Total current liabilities	637,909	767,456
Long-term debt	1,965,983	2,405,357
Other long-term liabilities	2,631	1,744
Total liabilities	2,606,523	3,174,557
Commitments and contingencies
Shareholder's equity:
Common stock, $1.00 par value; 12,000 shares
authorized; 12,000 shares issued and outstanding	12	12
Additional paid-in capital	1,501,929	1,711,114
Unamortized stock option expense	(593)	-
Accumulated other comprehensive loss	-	(1,516)
Accumulated deficit	(123,644)	(254,543)
Total shareholder's equity	1,377,704	1,455,067
Total liabilities and shareholder's equity	$3,984,227	$4,629,624

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NCL CORPORATION LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited, in thousands of dollars)

	Years ended
	December 31,
	2005	2006

Cash flows from operating activities
Net income (loss)	$16,235	$(130,899)
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Depreciation and amortization expenses	85,615	119,097
Impairment loss	-	8,000
(Gain) loss on translation of debt	(29,418)	35,122
Other	3,359	1,347
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(885)	1,447
Increase in consumable inventories	(10,732)	(3,932)
Increase in prepaid expenses and other assets	(1,300)	(535)
Increase in accounts payable	3,128	43,944
Increase in accrued expenses and other liabilities	20,263	36,507
Increase in advance ticket sales	50,563	37,406
Net cash provided by operating activities	136,828	147,504
Cash flows from investing activities
Capital expenditures	(658,795)	(809,403)
(Increase) decrease in restricted cash	(19,514)	45,158
Proceeds received for transfer of tradename to Parent	-	8,000
Net cash used in investing activities	(678,309)	(756,245)
Cash flows from financing activities
Principal repayments on long-term debt	(280,440)	(809,740)
Proceeds from debt	715,696	1,219,557
Proceeds from Parent	1,868	4,151
Contribution from Parent	461	208,000
Payment of loan arrangement fees	(8,112)	(10,113)
Net cash provided by financing activities	429,473	611,855
Net (decrease) increase in cash and cash equivalents	(112,008)	3,114
Cash and cash equivalents at beginning of year	172,424	60,416
Cash and cash equivalents at end of year	$60,416	$63,530

Supplemental disclosures
Interest paid (net of amounts capitalized)	$88,811	$133,958

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NCL CORPORATION LTD. NON-GAAP RECONCILING INFORMATION (unaudited)

The following table sets forth selected statistical information for the periods presented:

	Three months ended		Years ended
	December 31,		December 31,
	2005	2006	2005	2006

Passengers Carried	251,286	295,648	981,665	1,153,844
Passenger Cruise Days	2,026,754	2,281,756	7,613,100	8,807,632
Capacity Days	1,938,544	2,280,434	7,172,040	8,381,445
Occupancy Percentage	104.6%	100.1%	106.1%	105.1%

Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended		Years ended
	December 31,		December 31,
	2005	2006	2005	2006

Passenger ticket revenues	$292,150	$324,052	$1,194,461	$1,438,996
Onboard and other revenues	110,691	125,445	435,262	537,313
Total revenues	402,841	449,497	1,629,723	1,976,309
Less:
Commissions, transportation and other	87,553	98,336	328,899	425,648
Onboard and other	33,576	43,541	141,957	186,240
Net revenues	$281,712	$307,620	$1,158,867	$1,364,421

Capacity Days	1,938,544	2,280,434	7,172,040	8,381,445
Gross Yields	$207.81	$197.11	$227.23	$235.80
Net Yields	$145.32	$134.90	$161.58	$162.79

Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended		Years ended
	December 31,		December 31,
	2005	2006	2005	2006

Total cruise operating expenses	$336,895	$396,392	$1,248,526	$1,567,382
Marketing, general and administrative expenses	55,980	75,490	225,240	249,250
Gross Cruise Costs	392,875	471,882	1,473,766	1,816,632
Less:
Commissions, transportation and other	87,553	98,336	328,899	425,648
Onboard and other	33,576	43,541	141,957	186,240
Net Cruise Costs	$271,746	$330,005	$1,002,910	$1,204,744

Capacity Days	1,938,544	2,280,434	7,172,040	8,381,445
Gross Cruise Costs per Capacity Day	$202.66	$206.93	$205.49	$216.74
Net Cruise Costs per Capacity Day	$140.18	$144.71	$139.84	$143.74

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2007		NCL Corporation Ltd.
(Registrant)

	By:	/s/ Bonnie S. Biumi
Bonnie S. Biumi
Executive Vice President &
Chief Financial Officer